ANTHONY
   &
SYLVAN
P O O L S
It's Where America Swims
[GRAPHIC OMITTED]

                                                                October 28, 2003

Dear Shareholder:

Anthony & Sylvan Pools Corporation is offering to buy shares from shareholders that own 99 or fewer shares of common shares as of October 23, 2003. Anthony & Sylvan is offering to pay $4.00 per share. No fees or commissions will be assessed to shareholders electing to participate in this program.

If, as a result, Anthony & Sylvan has fewer than 300 shareholders of record, Anthony & Sylvan intends to terminate the registration of its common shares under the Securities Exchange Act of 1934 and become a private, non-reporting company. This means that we will no longer file periodic reports with the Securities and Exchange Commission, including, among other things, annual reports on Form 10-K and quarterly reports on Form 10-Q, and we will not be subject to the SEC's proxy rules. In addition, our common shares will no longer be eligible for trading on the Nasdaq SmallCap Market.

To participate in this offer, please contact your broker or account representative and inform them of your decision to sell through this special offer.

Further details and the terms of the offer are included with this letter. An abbreviated Q&A section can be found on the reverse-side. If you have any further questions or would like additional information about Anthony & Sylvan or this offer, please refer to the enclosed offer to purchase or call the information agent, Georgeson Shareholder, toll-free, at 1-800-213-0475.

We believe that if we become a private, non-reporting company we will achieve substantial cost savings and be able to focus more of our time in managing and profitably growing the business. We will inform you of the results of our odd-lot tender offer and of our efforts to delist.

                                                      Sincerely,


                                                      /s/ STUART D. NEIDUS

                                                      Stuart D. Neidus
                                                      Chief Executive Officer

                    TO ENSURE PARTICIPATION IN THIS PROGRAM,
                PLEASE CALL YOUR BROKER OR ACCOUNT REPRESENTATIVE
                              BY DECEMBER 9, 2003.

                              QUESTIONS AND ANSWERS

1.  How do I sell my Anthony & Sylvan shares?

To sell your shares, you must contact your broker or account representative and inform them of your decision to sell through this special offer.

2.  How much will Anthony & Sylvan pay me for selling my shares?

We will pay $4.00 for each common share that is properly tendered by an eligible holder. This price represents a 49% premium over $2.68, the weighted average closing price of our common shares at which trades were reported on the Nasdaq SmallCap Market for the period January 1, 2003 through October 24, 2003. It also represents a 12% premium over the average 30 trading day closing price prior to the announcement of this offer.

3.  Why is Anthony & Sylvan conducting this program?

We want to provide shareholders with small numbers of shares an economical means to sell their shares without incurring brokerage commissions. We also intend to terminate the registration of our common shares under the Securities Exchange Act of 1934 if we have fewer than 300 shareholders of record as a result of this offer. We expect to achieve substantial savings by not having to file periodic reports and proxy materials with the SEC.

4.  Do I have to sell my shares?

No.  This program is voluntary.

5.  When will I receive my money?

Alpine Fiduciary Services, as Depositary, will distribute proceeds to your broker/bank, or to a broker depository for forwarding purposes, promptly after the receipt of instructions from your broker or account representative. Please allow additional time for the broker/bank to credit your account with the proceeds.

6.  How much time do I have to participate?

The offer will expire on DECEMBER 11, 2003, unless extended. Your authorization to participate is irrevocable. Your broker may need additional time to process your request, so we suggest you give your instructions to your broker or account representative no later than December 9, 2003.




       To participate, please call your broker or account representative.

         (C) 2003 COPYRIGHT OF GEORGESON SHAREHOLDER COMMUNICATIONS INC.


ANTHONY & SYLVAN POOLS CORPORATION RESERVES THE RIGHT TO EXTEND THE OFFER AT ANY TIME AS WELL AS THE RIGHT TO REJECT OR WAIVE ANY IRREGULARITIES OF ANY TRANSMITTAL NOT IN PROPER ORDER. THE PROGRAM IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM, ANY SHAREHOLDER IN ANY JURISDICTION IN WHICH THE PROGRAM WOULD NOT COMPLY WITH THE LAWS OF SUCH JURISDICTION. NEITHER ANTHONY & SYLVAN POOLS CORPORATION NOR GEORGESON SHAREHOLDER COMMUNICATIONS INC. MAKE ANY RECOMMENDATION AS TO YOUR PARTICIPATION IN THIS PROGRAM.